SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of May 2024

Commission file number: 0-19415

MAGIC SOFTWARE ENTERPRISES LTD.

(Translation of registrant’s name into English)

1 Yahadut Canada Street, Or-Yehuda, Israel 6037501

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐              No ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

CONTENTS

This report on Form 6-K of MAGIC SOFTWARE ENTERPRISES Ltd. consists of the following documents, which are attached hereto and incorporated by reference herein.

99.1	Magic Software Results of Annual General Meeting Held on May 13, 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 13, 2024
/s/ Asaf Berenstin
Asaf Berenstin
Chief Financial Officer

By:	/s/ Amit Birk
Amit Birk
VP, General Counsel

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

99.1	Magic Software Results of Annual General Meeting Held on May 13, 2024

CONTENTS

On May 13,2024, Magic Software Enterprises Ltd. (“we,” “us” or the “Company”) held its annual general meeting of shareholders (the “Meeting”). At the Meeting, our shareholders voted on six proposals, each of which is described in more detail in our proxy statement for the Meeting (the “Proxy Statement”) that was attached as Exhibit 99.1 to a Report of Foreign Private Issuer on Form 6-K that we furnished to the Securities and Exchange Commission (the “SEC”) on April 5, 2024. Based on the presence in person or by proxy of holders of our outstanding ordinary shares constituting a quorum, each of the following Proposals (proposal 1 through 6 described in the Proxy Statement) was duly adopted by the requisite majority under the Israeli Companies Law, 5759-1999 (the “Companies Law”):

1.	Re-election of Mr. Guy Bernstein to the Board, to hold office until our next annual general meeting of shareholders and until his successor is duly elected: approved;

2.	Re-election of Ms. Naamit Salomon to the Board, to hold office until our next annual general meeting of shareholders and until his successor is duly elected: approved;

3.	Re-election of Mr. Avi Zakay to the Board, to hold office until our next annual general meeting of shareholders and until his successor is duly elected: approved;

4.	Election of Mr. Sami Totah to the Board, to hold office until our next annual general meeting of shareholders and until his successor is duly elected: approved;

5.	To re-elect Mr. Ron Ettlinger as an external director who will serve on the Board for a one-year term pursuant to the Israeli Companies Law, 5759-1999 (the “Companies Law”) (present at the meeting 41,978,841; 41,772,433 participants voted in favor of this proposal 18,650,399 of which are not controlling shareholders of the Company and do not have a conflict of interest, 201,084 participants voted against this proposal, and 5,324 abstained): approved

6.	To ratify and approve the re-appointment of Kost Forer Gabbay & Kasierer, registered public accounting firm, a member firm of Ernst & Young Global, as our independent registered public accounting firm for the year ended December 31, 2023 and the additional period until the Company’s 2024 annual general meeting of shareholders and to authorize the Board of Directors to delegate to its audit committee the authority to fix the compensation for such independent registered public accounting firm in accordance with the volume and nature of its services:approved;

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 13, 2024
/s/ Asaf Berenstin
Asaf Berenstin
Chief Financial Officer